                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION   ---------------------------
                    Washington, D.C. 20549                  OMB APPROVAL
                                                   ---------------------------
                          FORM 12b-25              OMB Number:       3235-0058
                                                   Expires:       May 31, 1997
                   NOTIFICATION OF LATE FILING     Estimated average burden
                                                   hours per response.... 2.50
                                                   ---------------------------
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  --------------------
                     [_] Form 10-Q  [_] Form N-SAR         | SEC FILE NUMBER  |
                                                           |     0-26482      |
     For Period Ended:   December 31, 1996                 --------------------
                      ------------------------------------ |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-K                   |   896187 10 1    |
     [_]  Transition Report on Form 20-F                   --------------------
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Trikon Technologies, Inc.
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PART I--REGISTRANT INFORMATION

Trikon Technologies, Inc.
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Full Name of Registrant

Plasma & Materials Technologies, Inc.
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Former Name if Applicable

9255 Deering Avenue
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Address of Principal Executive Office (Street and Number)

Chatsworth, California 91311
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                            SEE ATTACHED NARRATIVE

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                 SEC 1344 (6-94)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            John W. LaValle                        818                                      886-8000
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               (Name)                           (Area Code)                             (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
     1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for           [X] Yes        [_] No
     such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period
     for the last fiscal year will be reflected by the earnings statements to be included in the subject      [_] Yes        [X] No
     report or portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Trikon Technologies, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 31, 1997         By /s/ John W. LaValle
     -------------------------    ----------------------------------------------
                                   John W. LaValle, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                    PART III

                            NARRATIVE TO FORM 12b-25
                                       OF
                           TRIKON TECHNOLOGIES, INC.

                              SEC FILE NO. 0-26482



          In connection with the acquisition by Trikon Technologies, Inc. (the "Company") of Electrotech Ltd. and Electrotech Equipments Ltd. (collectively, "Electrotech"), the Company acquired a private, closely held business with its primary operations located in the United Kingdom and Germany. Electrotech's small internal accounting staff has no experience with respect to the rules and regulations of the Securities and Exchange Commission, including the application of Regulation S-X to financial statements and financial reports, and no experience with respect to the rules and regulations of generally accepted accounting principles as practiced in the United States ("U.S. GAAP"). Additionally, Electrotech's fiscal year ended on June 30, 1996, making it quite difficult to accommodate a closing of the Company's books at the end of the Company's fiscal year, December 31, 1996. As such, the conversion of Electrotech's financial books and records to U.S. GAAP for purposes of the Company's year-end audit has proven to be a time-consuming and laborious process. Finally, in early 1997, the Company's Chief Financial Officer suffered a serious illness that warranted emergency surgery, making him effectively unavailable to the Company for approximately one month.

          The Company has invested a significant amount of time, money and effort both domestically and abroad but has been unable without unreasonable effort or expense to complete all steps necessary to file its annual report on Form 10-K by March 31, 1997.